FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“The Good Growth Plan on track one year after launch”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media inquiries:		Analysts/Investors:

Media Office		Paul Barrett		Jennifer Gough
4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, September 19, 2014

The Good Growth Plan on track one year after launch

•	Global network of over 3,500 farms established to measure productivity

•	First independently-audited data to be published in March 2015

•	Projects underway in all regions; partnerships agreed and expanded

Syngenta today provided an update on the progress of The Good Growth Plan one year after its launch in September 2013. The Plan comprises six measurable commitments for the year 2020 to help address the global food security challenge. These include increasing farm productivity while boosting resource efficiency, rejuvenating ecosystems and strengthening rural communities.

Syngenta has established a global network of 893 reference farms and 2,673 benchmark farms. The reference farms are adopting tailored crop protocols with the aim of increasing productivity without using more land, water or inputs. Progress is measured against the benchmark farms by Market Probe, an independent market research firm, and will be externally audited. Data are collected on land productivity as well as the efficiency of fertilizers, pesticides, water and energy on crop production. First results will be available in Syngenta’s 2014 Annual Report to be published in March 2015.

Projects and crop solutions designed to address the commitments are underway in all regions and are supported by broad employee engagement. The scale and scope of these initiatives is being increased through collaborations, including a Soil Leadership Academy partnership with UNCCD and the expansion of relationships with USAID and the Fair Labor Association.

Mike Mack, Chief Executive Officer, said: “Though it’s still early in the journey, we’re pleased with the gathering momentum for The Good Growth Plan. We have established a clear and transparent framework for measuring progress, and new grower offers reflect our focus on productivity and sustainability. We have the full support of our employees as well as thousands of distributors and growers worldwide. From next year independent reporting on each commitment will subject our progress to public scrutiny, which we welcome. Our objectives for 2020 are ambitious and we know we cannot succeed alone. We look forward to working with others who share our commitment to global food security.”

The Good Growth Plan reflects Syngenta’s belief that agricultural productivity must increase in order to feed a global population, which is rising by 200,000 every day. At the same time, farmland is being depleted through urbanization and soil erosion while water

Syngenta - September 19, 2014 / Page 1 of 3

resources are under increasing pressure. Rural communities – those responsible for growing food – are often trapped in poverty, lacking the tools and the access to market that can make their farms viable.

Year one highlights for the six commitments

1.	Make crops more efficient: Increase average productivity of the world’s major crops by 20 percent without using more land, water or inputs
o	The GROMORE™ step-by-step rice production system helps farmers protect their crop throughout its life cycle, leading to sustainable yield increases of up to 30 percent and improved profitability.
o	A specially designed app allows pepper growers to digitally track and optimize input use. The solution delivers yield increases of up to 25 percent while reducing water and fertilizer.

2.	Rescue more farmland: Improve the fertility of 10 million hectares of farmland on the brink of degradation
o	Syngenta and the United Nations Convention to Combat Desertification (UNCCD) will establish a Soil Leadership Academy to promote the protection and improvement of soil health.
o	The CONTIVO™ solution is helping growers in Hungary incorporate conservation tillage practices into programs that protect soil health and maintain high yields.

3.	Help biodiversity flourish: Enhance biodiversity on 5 million hectares of farmland
o
Operation Pollinator™ creates field margins to attract pollinating insects and other wild animals. It has been extended to more commercial farms and golf courses in Europe, North America and Asia Pacific.

o
Syngenta is among the first corporate sponsors of the Global Crop Diversity Trust, an independent organization focused on the availability of seed varieties needed to conserve trees and valuable plant species

4.	Empower smallholders: Reach 20 million smallholders and enable them to increase productivity by 50 percent
o	Syngenta and the US Agency for International Development (USAID) will together train over 500,000 Nigerian farmers and agro-dealers
o
The Yiri+ program helps family farms in Côte d’Ivoire make their cocoa trees more productive. The project also trains growers in disease and pest management, as well as safe product use and good storage practices.

5.	Help people stay safe: Train 20 million farm workers on labor safety, especially in developing countries
o	In 2013, Syngenta and partners ran 160 programs and reached 2.8 million farm workers, teaching them how to use and dispose of products safely.

6.	Look after every worker: Strive for fair labor conditions throughout our entire supply chain network
o
The partnership with the Fair Labor Association (FLA) has been extended. Syngenta’s Fair Labor Program is on track to cover its entire supply chain of nearly 60,000 suppliers - there are already over 23,000 suppliers in the scheme.

For more information go to www.goodgrowthplan.com

Syngenta - September 19, 2014 / Page 2 of 3

Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements which use terms such as "expect", "will", "could", "potential", "planned", "envisages", "estimated value", "target" etc. Such statements contain risks and imponderables which could result in a significant deviation of the actual results from the statements expressed herein. We refer you to the publicly available filings of Syngenta submitted to the American SEC (Securities and Exchange Commission) in relation to these and other risks and imponderables. Syngenta does not undertake to update the forward-looking statements in light of actual results, changed assumptions or other factors. This document represents neither an offer nor an invitation, or even a part of such an offer or such an invitation, to purchase or underwrite common shares issued by Syngenta Inc. or Syngenta ADS. Nor does it represent a request to take up such a purchase offer or public offering and it in no way forms a basis or reliable statement in connection with a contract to this effect.

Syngenta - September 19, 2014 / Page 3 of 3

SYNGENTA AG

Date:	September 19, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration